#82-2911

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

COPY

E-mail: gscott@vectorlaw.com
File No. 1513

04024784

VIA COURIER

April 23, 2004

Attention: Aimee Vander-Vliet,
Corporate Finance

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1K8

SUPPL

Dear Sirs:

re: Cadre Resources Ltd. (the "Company")
Filing of BC Form 45-103F4, Report of Exempt Distribution

On behalf of the Company, we enclose the following documentation:

1. BC Form 45-103F4, dated April 22, 2004, which has been originally executed by R. Page Chilcott, President and a director of the Company.

2. Fee Checklist, Securities Act Regulation, together with a cheque drawn on the Company's account in the amount of $100 payable to the "British Columbia Securities Commission" in payment of the requisite filing fee.

We trust you will find the same in order.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per:

Graham H. Scott

kj
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.#1)
Alberta Securities Commission (Attn: Disclosure Section, w/encl.#1)
Ontario Securities Commission (Attn: Disclosure Section, w/encl.#1)
Securities & Exchange Commission, Division of Corporate Finance - Exemption No. 82-2911, w/encl.#1)
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.#1)
Cadre Resources Ltd. (Attn: R. Page Chilcott, w/o encls.)

p:\clients\1-sedar\cadre\pp-jan04\repexdis-bcsc-ltl.doc

#82-2911

FORM 45-103F4

Report of Exempt Distribution

Issuer Information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Cadre Resources Ltd.
   Name of Issuer

   Box 345, 90 Sandner Road, Christina Lake, B.C. V0H 1E0
   Address

   (250) 447-6641
   Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the provinces of British Columbia and Alberta

Details of Distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   April 14, 2004

4. For each security distributed:

   (a) describe the type of security, and

   Units

   (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   2,059,138 Units, each Unit comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share for a period of twelve months from April 14, 2004.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction
Ontario	$0.145	$ 36,399.93
Florida	$0.145	$ 32,447.38
New York	$0.145	$181,705.60
Virginia	$0.145	$ 25,957.90
Michigan	$0.145	$ 9,085.27
Montana	$0.145	$ 12,978.95
Total dollar value of distribution in jurisdictions (Canadian $)		**$298,575.03**

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Cdn $)
n/a			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: April 22, 2004

Cadre Resources Ltd.
Name of issuer or vendor (please print)

R. Page Chilcott
Print name and position of person signing

Signature

a:\repexdisbc.doc

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Hiromitsu Suzuki 694 Corona Way Deerfield Beach, FL 33442 USA	44,755 Units	$6,489.48	BCI 72-503
Nick Shimazo Nishiwaki 50 E. Hartsdale Ave –8F Hartsdale, NY 10530 USA	447,551 Units	$64,894.90	BCI 72-503
Mitsuyasu Nishiwaki 16 Rectory Lane Scarsdale, NY 10583 USA	179,020 Units	$25,957.90	BCI 72-503
Mami Nishiwaki 1276 No. Wayne St. #404 Arlington, VA 22201 USA	179,020 Units	$25,957.90	BCI 72-503
Michiyo George 330 E. 38th Street No. 28B New York, NY 10016 USA	89,510 Units	$12,978.95	BCI 72-503

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Borys Rafalowicz Apt. 11, 230 Sunrise Drive Key Biscayne, FL 33149 USA	179,020 Units	$25,957.90	BCI 72-503
Warren Drew PO Box 456 Lakeside MT 59922 USA	89,510 Units	$12,978.95	BCI 72-503
Donald O'Neil 17 – 85 215th Street Bayside, NY 10543 USA	447,551 Units	$64,894.90	BCI 72-503
Joseph Germano 405 Claflin Avenue Mamaroneck, NY 10543 USA	89,510 Units	$12,978.95	BCI 72-503
John H. Marcou PO Box 1346 216 W. Buttles Midland, MI 48641-1346 USA	62,657 Units	$9,085.27	BCI 72-503
Annamaria Menozzi 34 Regal Road Toronto, ON M6H 2J7	71,724 Units	$10,399.98	BCI 72-503 and Rule 45-501
Howard Sinclair-Jones 55 Westmount Avenue Toronto, ON M6H 3K2	179,310 Units	$25,999.95	BCI 72-503 and Rule 45-501
Total:	**2,059,138 Units**	**$298,575.03**	

BCI 72-503 = British Columbia Instrument 72-503
Rule 45-501 = Ontario Rule 45-501

IT IS AN OFFENCE TO MAKE A MISREPRESENTATON IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributes securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation in each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distribution in that jurisdiction, as set out in Item 5 of this report.

Notice – Collection and use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below:

Alberta Securities Commission
Suite 400, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Telephone: (604) 899-6730
Toll free in British Columbia and Alberta 1 (800) 373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130-405 Broadway Avenue
Winnipeg, Manitoba R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor, West Block
Confederation Building, 75 O'Leary Avenue
St. John's, Newfoundland A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of Northwest Territories
Department of Justice, Securities Registry
P.O. Box 1320, 1st Floor Stuart M. Hodgson Building
5009-49th Street
Yellowknife, Northwest Territories X1A 2L9
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O Box 1000, Station 570, 1st Floor, Brown Building
Iqualuit, Nunavut X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: (902) 568-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899